BOMBARDIER

First
QUARTERLY REPORT

Three months ended April 30, 2004



MANAGEMENT'S DISCUSSION AND ANALYSIS

All amounts in this Management's Discussion and Analysis (MD&A) are in U.S. dollars and tabular figures are in millions of U.S. dollars, unless otherwise indicated.

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Therefore, all amounts in this report are in U.S. dollars, unless otherwise indicated. Comparative financial information previously expressed in Canadian dollars is now presented in U.S. dollars for all periods shown, using the exchange rate applicable at each balance sheet date for assets and liabilities, and the average exchange rate for the corresponding periods for the consolidated statements of income and consolidated statements of cash flows items. Equity transactions have been translated at historical rates for the last five years with opening equity on February 1, 1999 translated at the exchange rate on that date. The net adjustment arising from the effect of the translation has been included in the deferred translation adjustment account in shareholders' equity.

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on income (loss) before taxes (EBT) before special items and free cash flow, which are non-GAAP measures. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends. These measures do not have a standardized meaning prescribed by GAAP and may therefore not be readily comparable to similar measures presented by others.

EFFECT OF CURRENCY FLUCTUATIONS

The Corporation is subject to currency fluctuations from the translation of revenues and expenses and of assets and liabilities of the self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro and the sterling pound, and from transactions in foreign currencies, mainly the Canadian dollar.

The period-end exchange rates used to translate assets and liabilities were as follows:

	April 30, 2004	January 31, 2004	Decrease
Euro	**1.1979**	1.2455	(4%)
Canadian dollar	**0.7296**	0.7539	(3%)
Sterling pound	**1.7740**	1.8212	(3%)

The average exchange rates used to translate revenues and expenses for the three-month periods ended April 30 were as follows:

	2004	2003	Increase
Euro	**1.2295**	1.0828	14%
Canadian dollar	**0.7502**	0.6745	11%
Sterling pound	**1.8294**	1.5857	15%

CONSOLIDATED RESULTS

		Three months ended April 30, 2004		Three months ended April 30, 2003
Revenues	$	**3,528**	$	3,332
Cost of sales		**3,211**		2,783
Operating expenses[1]		**250**		256
Depreciation and amortization		**145**		162
Interest expense, net		**45**		38
		3,651		3,239
EBT before special items		**(123)**		93
Special items		**(86)**		(9)
EBT		**(209)**		84
Income tax expense (recovery)		**(35)**		29
Income (loss) from continuing operations		**(174)**		55
Loss from discontinued operations, net of tax[2]		**-**		(1)
Net income (loss)	$	**(174)**	$	54
Basic and diluted earnings (loss) per share (in dollars)	$	**(0.10)**	$	0.03

[1] Comprised of selling, general and administrative and research and development expenses.
[2] Represents the result of operations of the Corporation's former recreational products segment, which was sold on December 18, 2003.

The $196-million increase in consolidated revenues for the three-month period ended April 30, 2004 compared to the same period last year reflects higher revenues in the aerospace segment.

The margin (revenues less cost of sales) was $317 million, or 9.0% of revenues, for the three-month period ended April 30, 2004, compared to $549 million, or 16.5% of revenues, for the same period last year. This decrease is due to a lower margin in the transportation segment.

The decrease in depreciation and amortization of $17 million for the three-month period ended April 30, 2004, compared to the same period last year is due to lower depreciation in the transportation and Bombardier Capital (BC) segments, partially offset by higher depreciation in the aerospace segment.

Net interest expense increased by $7 million for the three-month period ended April 30, 2004, compared to the same period last year (BC's interest expense is classified as cost of sales). This increase in net interest expense mainly results from the allocation of a portion of the Corporation's total interest cost to discontinued operations for the three-month period ended April 30, 2003, compared to no allocation for the three-month period ended April 30, 2004.

The effective income tax rate was 16.7% for the three-month period ended April 30, 2004, compared to 34.5% for the same period the previous year. This variation in the effective income tax rate is mainly due to the non-recognition of $23 million of income tax benefits related to the restructuring initiative at Bombardier Transportation and to the non-recognition of income tax benefits related to losses in certain jurisdictions, mainly in the transportation segment.

Bombardier's order backlog as at April 30, 2004 totalled $33.5 billion, compared to an order backlog of $34.6 billion as at January 31, 2004. This reduction is due to a decrease in the transportation segment order backlog.

BOMBARDIER AEROSPACE

During the first quarter of fiscal year 2005, Bombardier Aerospace implemented a new decentralized organizational business structure. The new structure comprises four business units (Regional Aircraft, Business Aircraft, Aircraft Services and New Commercial Aircraft Program), which have full responsibility for revenue, cost, quality and customer service. The objective of this new decentralized business structure is to increase customer focus, flexibility and accountability. The new structure is expected to be fully implemented and operational by the end of the second quarter of fiscal year 2005. The Defence Services and Amphibious Aircraft units have not been affected by this reorganization.

Analysis of results

		Three months ended April 30, 2004		Three months ended April 30, 2003
Segmented revenues				
Manufacturing	$	**1,219**	$	1,183
Services[1]		**306**		237
Other[2]		**234**		188
		1,759		1,608
Cost of sales		**1,543**		1,393
Operating expenses[3]		**94**		94
Depreciation and amortization		**95**		69
Interest expense		**50**		49
		1,782		1,605
EBT before special items		**(23)**		3
Special items		**-**		(9)
EBT	$	**(23)**	$	(6)

[1] Includes revenues from Defence Services, spare parts, the Bombardier Flexjet program and product support activities.
[2] Mainly includes sales of pre-owned aircraft.
[3] Comprised of selling, general and administrative and research and development expenses.

Effective the first quarter of fiscal year 2005, Bombardier Aerospace prospectively changed its revenue recognition policy for sales of fractional shares (see the accounting and reporting developments section in this MD&A for further details). As a result, manufacturing revenues were $40 million lower for the three-month period ended April 30, 2004.

The increase in manufacturing revenues of $36 million for the three-month period ended April 30, 2004 compared to the same period last fiscal year, is mainly due to higher deliveries of business aircraft, as a result of the entry into service of the Bombardier* Challenger* 300 and the Bombardier* Learjet* 40 aircraft in the fourth quarter of fiscal year 2004, combined with a favourable mix of regional aircraft deliveries. This increase was partially offset by lower deliveries of wide-body aircraft interiors. The increase in service revenues of $69 million for the three-month period ended April 30, 2004 is mainly due to higher spare parts sales and product support activities. Other revenues increased by $46 million in the three-month period ended April 30, 2004 due to higher deliveries of pre-owned aircraft.

The margin (revenues less cost of sales) was $216 million, or 12.3% of revenues, for three-month period ended April 30, 2004, compared to $215 million, or 13.4% of revenues, for the same period last year. This decrease in the margin percentage reflects the negative effect of the higher effective exchange rate for the Canadian dollar compared to the U.S. dollar, higher sales incentive costs due to the continued difficult financial position of major airlines in North America and the effect of the currency adjustment resulting from the change in reporting currency. This decrease was partially offset by improved margins on business aircraft due to a favourable mix of aircraft deliveries, and improved margins on the sale of pre-owned aircraft as a result of better market conditions.

The increase of $26 million in depreciation and amortization is mainly due to the amortization of tooling for the Challenger 300 aircraft program, which began in the fourth quarter of fiscal year 2004, and from the effect of the currency adjustment resulting from the change in reporting currency. Depreciation and amortization includes $62 million for program tooling for the three-month period ended April 30, 2004, compared to $42 million for the same period last year.

Interest expense increased by $1 million for the three-month period ended April 30, 2004, compared to the same period last fiscal year. The negative impact arising from a higher allocation of interest expense to the aerospace segment, resulting from ceasing to allocate it to discontinued operations and of lower capitalization of interest to tooling under development was mostly offset by lower net segmented assets.

Special items recorded in the first quarter of fiscal year 2004 were related to severance and other involuntary termination costs in connection with the reduction in employment levels at facilities in Montréal, Toronto and Belfast.

Backlog

The order backlog amounted to $11.0 billion as at April 30, 2004, compared to $10.9 billion as at January 31, 2004 (including $1.2 billion and $1.1 billion respectively, for Defence Services).

Bombardier Aerospace intends to reduce the production rate of the Bombardier* CRJ200* aircraft in the third quarter of fiscal year 2005 to align production levels to the current delivery profile. Nevertheless, the total deliveries of business and regional aircraft for fiscal year 2005 are expected to remain at a similar level to that of fiscal year 2004.

Business aircraft

Business aircraft deliveries were as follows:

	Three months ended April 30, 2004	Three months ended April 30, 2003
Bombardier Learjet 40	**3**	-
Bombardier Learjet 45	**5**	7
Bombardier Learjet 60	**1**	2
Bombardier Challenger 300	**3**	-
Bombardier Challenger 604	**7**	4
Bombardier* Global Express*	**2**	3
	21	16
Fractional shares	**3**	-
	24	16

Deliveries for the three-month period ended April 30, 2004 include two Challenger 300 aircraft and one Learjet 40 aircraft sold to customers under the North American Bombardier* Flexjet* program. During the first quarter of fiscal year 2005, Bombardier Aerospace prospectively modified its revenue recognition policy for sales of fractional shares (see the accounting and reporting developments section in this MD&A for further details). Accordingly, revenues will be recognized over the life of the related service contracts.

Regional aircraft

Regional aircraft deliveries were as follows:

	Three months ended April 30, 2004	Three months ended April 30, 2003
Bombardier CRJ200	**29**	34
Bombardier* CRJ700*	**11**	11
Bombardier* CRJ900*	**6**	1
Bombardier* Q100*/200*	**-**	-
Bombardier* Q300*	**1**	1
Bombardier* Q400*	**-**	-
	47	47

Regional aircraft orders were as follows:

				Three months ended April 30, 2004	Three months ended April 30, 2003
	Orders	Cancellations	Swaps	Net orders	Net orders
Bombardier CRJ200	32	(2)	3	33	-
Bombardier CRJ700	7	-	(6)	1	-
Bombardier CRJ900	-	-	6	6	-
Bombardier Q100/200	1	-	-	1	1
Bombardier Q300	1	-	(3)	(2)	-
Bombardier Q400	5	-	-	5	17
	46	(2)	-	44	18

The following orders are included in the table above:

- On March 2, 2004, Atlantic Southeast Airlines, a Delta Connection wholly-owned subsidiary, converted 32 options into firm orders for CRJ200 aircraft. The value of the order is approximately $780 million and deliveries are scheduled to begin in the fourth quarter of fiscal year 2005.

- On April 28, 2004, All Nippon Airways Co. Ltd. of Tokyo, ordered four Q400 aircraft. Deliveries are scheduled to begin in the second quarter of fiscal year 2005.

As at April 30, 2004, Bombardier Aerospace's order backlog, options and conditional orders for regional aircraft consisted of the following:

	Aircraft on firm order	Options and conditional orders	Total
Bombardier CRJ200	155	736	891
Bombardier CRJ700	86	373	459
Bombardier CRJ900	26	38	64
Bombardier Q100/200	2	2	4
Bombardier Q300	3	24	27
Bombardier Q400	28	60	88
	300	1,233	1,533

Aircraft Services

As at April 30, 2004, the number of customers owning shares under the North American Flexjet program decreased to 622 from 627 as at January 31, 2004. The Flexjet program included 92 aircraft in service in North America as at April 30, 2004, compared to 100 aircraft as at January 31, 2004. The decrease in aircraft in service is mainly due to the continued optimization of the fleet.

Under the Bombardier Flexjet Europe program and the Bombardier* SkyJet* program, the number of customers with an hourly flight time entitlement contract increased to 166 as at April 30, 2004 from 140 as at January 31, 2004.

On March 30, 2004, Bombardier Aerospace opened a heavy maintenance facility for Bombardier* CRJ* Series and Q-Series* aircraft at the Tucson International Airport in Arizona. When the facility reaches full capacity, it will be able to handle 10 regional aircraft at a time and is expected to employ 300 people. This facility will provide additional heavy maintenance capacity for operators in the western U.S.

BOMBARDIER TRANSPORTATION

On March 16, 2004, the Board of Directors approved a proposed restructuring initiative to reduce the cost structure of the transportation segment. The proposed restructuring initiative was launched as a result of significant plant manufacturing overcapacity. The total costs of the proposed restructuring initiative are estimated at $583 million, $86 million of which was recorded in the first quarter of the current fiscal year, and $349 million of which was recorded in the fourth quarter of the fiscal year ended January 31, 2004. The balance of the costs, amounting to $148 million, is expected to be as described in the table below. The charge recorded in the three-month period ended April 30, 2004 relates mainly to severance and other involuntary termination costs, as well as site closure costs in connection with the proposed closing of seven production sites in five European countries. The charge recorded in fiscal year 2004 related mainly to severance and other involuntary termination costs, as well as property, plant and equipment write-downs.

The costs related to Bombardier Transportation's proposed restructuring initiative and net related cash outflows are expected to be as follows for the remainder of fiscal year 2005 and fiscal year 2006:

		Q2-Q4 2005		2006		Total
Severance and other involuntary termination	$	24	$	24	$	48
Other[1]		40		60		100
Total costs	$	64	$	84	$	148
Net cash outflows	$	161	$	226	$	387

[1] Comprised of lease termination costs and environmental costs, as well as other costs.

Analysis of results

		Three months ended April 30, 2004		Three months ended April 30, 2003
Segmented revenues				
Manufacturing	**$**	**1,554**	$	1,511
Services[1]		**135**		128
		1,689		1,639
Cost of sales		**1,637**		1,381
Operating expenses[2]		**133**		138
Depreciation and amortization		**34**		57
Interest income, net		**(5)**		(11)
		1,799		1,565
EBT before special items		**(110)**		74
Special items		**(86)**		-
EBT	**$**	**(196)**	$	74

[1] Comprised of maintenance, operations and other service contracts.
[2] Comprised of selling, general and administrative and research and development expenses.

Segmented revenues by geographic region

		Three months ended April 30, 2004			Three months ended April 30, 2003	
Europe	**$**	**1,412**	**84%**	$	1,230	75%
North America		**212**	**12%**		298	18%
Asia-Pacific		**60**	**3%**		81	5%
Other		**5**	**1%**		30	2%
	$	**1,689**		$	1,639	

The increase in manufacturing revenues of $43 million for the three-month period ended April 30, 2004 compared to the same period last fiscal year is mainly due to the positive effect of the weakening of the average exchange rate of the U.S. dollar compared to the euro and other western European currencies, amounting to approximately $150 million. This increase was partially offset by the impact of contract adjustments recorded during the three-month period ended April 30, 2004.

The margin (revenues less cost of sales) was $52 million, or 3.1% of revenues, for the three-month period ended April 30, 2004, compared to $258 million, or 15.7% of revenues, for the same period last year. This decrease arises mainly from contract adjustments amounting to approximately $200 million due to events or changes in circumstances, which arose in the current period. Of these adjustments, approximately $110 million relate to a single division, Total Transit Systems, a significant portion of which was recorded for one contract. These adjustments relate to cost estimate revisions for the completion of a limited number of contracts, mainly arising from unforeseen technical issues primarily on new product development, anticipated lower revenues from claims against customers, anticipated liquidated damages and cost overruns.

The decrease in operating expenses of $5 million for the three-month period ended April 30, 2004 compared to the same period last fiscal year mainly results from cost reduction programs implemented during the current fiscal year.

Depreciation and amortization decreased by $23 million for the three-month period ended April 30, 2004 compared to the same period last fiscal year, mainly as a result of a lower property, plant and equipment base, due to impairment charges recorded during the fourth quarter of the fiscal year ended January 31, 2004.

The decrease in net interest income of $6 million for the three-month period ended April 30, 2004 compared to the same period last fiscal year, results from a higher allocation of interest expense to the transportation segment, arising from ceasing to allocate it to discontinued operations.

Backlog

Bombardier Transportation's order backlog was as follows:

(billions of U.S. dollars)	**April 30, 2004**	January 31, 2004
Manufacturing	**$ 17.6**	$ 18.8
Services	**4.9**	4.9
	$ 22.5	$ 23.7

Order intake totalled approximately $900 million during the three-month period ended April 30, 2004. The decrease in the value of the order backlog as at April 30, 2004 compared to January 31, 2004 reflects an excess of revenues over order intake. In addition, the backlog was negatively impacted by a foreign exchange adjustment of approximately $300 million.

Major orders

Bombardier Transportation received the following major orders during the three-month period ended April 30, 2004:

Client	**Product**	**Number of cars**	**Manufacturing**	**Services**
Metropolitan Transportation Authority/Metro-North Railroad (U.S.A.)	Electric multiple units	120	$ 206	$ -
RENFE (Spain)	Maintenance of AVE** high-speed trains	16	-	159
RENFE (Spain)	High-speed power heads	44	122	-

BOMBARDIER CAPITAL

The following table presents total finance receivables and assets under operating leases before allowance for credit losses:

	As at April 30, 2004	As at January 31, 2004
Continued portfolios		
Inventory finance	$ **1,926**	$ 1,865
Receivable financing[(1)]	**32**	63
	1,958	1,928
Commercial aircraft		
Interim financing	**837**	516
Long-term leasing	**269**	282
	1,106	798
Total continued portfolios	**3,064**	2,726
Wind-down portfolios		
Business aircraft		
Loans and finance leases	**191**	200
Pre-owned	**100**	174
	291	374
Manufactured housing	**220**	234
Consumer finance	**131**	147
Industrial equipment	**55**	67
Railcar leasing	**37**	39
Other	**53**	69
Total wind-down portfolios	**787**	930
	$ **3,851**	$ 3,656

(1) Represents financing provided to the Corporation's former recreational products segment.

The $195-million, or 5.3%, increase in finance receivables and assets under operating leases as at April 30, 2004 compared to January 31, 2004 is primarily due to an increase in the commercial aircraft interim financing portfolio, partially offset by a decrease in the wind-down portfolios of $143 million, or 15.4%, mainly arising from a reduction in the business aircraft pre-owned portfolio.

BC also manages an off-balance sheet railcar leasing portfolio and other off-balance sheet portfolios totalling $657 million and $52 million respectively, as at April 30, 2004, compared to $651 million and $63 million respectively, as at January 31, 2004.

Average assets under management (the aggregate of the average for the corresponding periods of the on-balance sheet finance receivables and assets under operating leases and the railcar leasing and other off-balance sheet portfolios) amounted to $4.5 billion for the quarter ended April 30, 2004, compared to $6.2 billion for the quarter ended April 30, 2003. This decrease is mainly due to the reduction in the wind-down portfolios, particularly the receivable factoring and business aircraft portfolios.

Segmented revenues amounted to $108 million for the quarter ended April 30, 2004, compared to $146 million for the quarter ended April 30, 2003. This decrease in revenues results from the lower average assets under management.

EBT amounted to $10 million for the quarter ended April 30, 2004, compared to $16 million for the same period last year. This decrease is mainly due to the reduction in net margin resulting from the decrease in the wind-down portfolios, partially offset by a lower provision for credit losses.

The loan-to-value ratio of the business aircraft loans and finance leases portfolio was 90.6% as at April 30, 2004, compared to 92.2% as at January 31, 2004. This improvement results from lower carrying values as a result of principal reductions, combined with stable underlying aircraft values.

BC also services manufactured housing portfolios in public securitization vehicles amounting to $1.1 billion as at April 30, 2004 ($1.2 billion as at January 31, 2004).

FINANCIAL POSITION

Bombardier

Consolidated assets for the manufacturing segments amounted to $15.4 billion as at April 30, 2004 and as at January 31, 2004. The increase in cash and cash equivalents was offset by a decrease in inventories, receivables and property, plant and equipment.

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Gross inventories were $7.4 billion as at April 30, 2004 ($4.1 billion net of advances and progress billings), compared to $7.2 billion ($4.3 billion net of advances and progress billings) as at January 31, 2004. This increase in gross inventories as at April 30, 2004 compared to January 31, 2004 is mainly due to a higher level of finished products in the aerospace segment. Total advances and progress billings amounted to $5.7 billion as at April 30, 2004, compared to $5.6 billion as at January 31, 2004, $2.4 billion of which are shown as liabilities as at April 30, 2004, compared to $2.7 billion as at January 31, 2004. This increase in total advances as at April 30, 2004 compared to January 31, 2004 is mainly due to a higher level of advances in the transportation segment.

Long-term debt amounted to $2.8 billion as at April 30, 2004, compared to $2.1 billion as at January 31, 2004. This increase is mainly due to the issuance in April 2004 of $500 million of notes bearing interest at 6.3% due in 2014, and $250 million of notes bearing interest at 7.45% due in 2034.

Accrued benefit liability (net of accrued benefit asset) amounted to $393 million as at April 30, 2004, compared to $557 million as at January 31, 2004. This change is mainly due to a voluntary contribution amounting to $182 million to the aerospace plans in the U.K.

BC

Finance receivables before allowance for credit losses amounted to $3.5 billion as at April 30, 2004, compared to $3.2 billion as at January 31, 2004. This change is mainly due to an increase in the commercial aircraft interim financing portfolio.

Assets under operating leases amounted to $384 million as at April 30, 2004, compared to $472 million as at January 31, 2004. This decrease is mainly due to the continued reduction in the wind-down portfolios, principally in the business aircraft portfolio.

CASH FLOWS

Bombardier

Bombardier's cash flows used in operating activities amounted to $154 million for the quarter ended April 30, 2004, compared to a use of $1.1 billion for the quarter ended April 30, 2003. This improvement of $982 million results from the net changes in non-cash balances related to operations of negative $143 million for the quarter ended April 30, 2004, compared to negative $1.3 billion for the same period last year. The net change in non-cash balances for the quarter ended April 30, 2004 reflects improved working capital management, mainly inventories. The net change in non-cash balances for the quarter ended April 30, 2003 was negatively impacted by increases in receivables and pre-owned aircraft inventory for approximately $500 million, following the discontinuance of certain financing activities with BC.

Bombardier's net additions to property, plant and equipment totalled $60 million for the quarter ended April 30, 2004, compared to $44 million for the quarter ended April 30, 2003.

As a result, Bombardier's free cash flow, defined as cash flows from operating activities less net additions to property, plant and equipment, amounted to a use of $214 million for the first quarter of the current fiscal year, compared to a use of $1.2 billion for the first quarter of last fiscal year. Free cash flow is a non-GAAP measure and is derived directly from the consolidated statements of cash flows; others using the term may calculate free cash flow differently.

During the three-month period ended April 30, 2004, BC made net advances and subordinated loans to Bombardier totalling $18 million. During the three-month period ended April 30, 2003, Bombardier made net advances to BC totalling $142 million.

Bombardier's cash flows from financing activities amounted to $742 million for the quarter ended April 30, 2004, compared to $1.2 billion for the quarter ended April 30, 2003. The cash flows from financing activities for the first quarter of the current fiscal year reflect the issuance of $750 million of notes. The cash flows from financing activities for the first quarter of the previous fiscal year reflect the issuance of 370 million Class B Shares (Subordinate Voting) for net proceeds of $807 million and an increase in short-term borrowings of $421 million.

Cash flows used by discontinued operations amounted to $109 million for the quarter ended April 30, 2003.

As a result of the above items, Bombardier's cash and cash equivalents amounted to $1.7 billion as at April 30, 2004, compared to $1.2 billion as at January 31, 2004.

BC

BC's cash flows from operating activities amounted to $104 million for the quarter ended April 30, 2004, compared to $8 million for the same quarter the previous year. This increase mainly results from the favourable change in net changes in non-cash balances related to operations, primarily arising from changes in accounts payable and accrued liabilities.

BC's cash flows used in investing activities amounted to $246 million for the quarter ended April 30, 2004, compared to cash flows from investing activities of $821 million for the same quarter the previous fiscal year. The cash flows used in investing activities for the three-month period ended April 30, 2004 mainly reflect a net increase in finance receivables relating to the commercial aircraft interim financing portfolio. The cash flows from investing activities for the three-month period ended April 30, 2003 mainly reflect a net decrease in finance receivables, principally due to a reduction in the wind-down portfolios. During the first quarter of the current fiscal year, BC made net advances and subordinated loans to Bombardier totalling $18 million. During the three-month period ended April 30, 2003, Bombardier made net advances to BC totalling $142 million.

BC's cash flows from financing activities amounted to $165 million for the quarter ended April 30, 2004, compared to cash flows used in financing activities of $509 million for the quarter ended April 30, 2003. Cash flows from financing activities for the three-month period ended April 30, 2004 reflect a net increase in short-term borrowings of $165 million. Cash flows used in financing activities for the three-month period ended April 30, 2003 reflect the repayments of long-term debt and short-term borrowings of $181 million and $328 million respectively.

As a result of the above items, BC's cash and cash equivalents amounted to $33 million as at April 30, 2004, compared to $11 million as at January 31, 2004.

CAPITAL RESOURCES

Total committed credit facilities as at April 30, 2004 were $5.7 billion for Bombardier and $994 million for BC, $1.6 billion and $600 million of which, respectively, were available. Of these credit facilities, 76% have maturities of two years or more. Taking into consideration $1.7 billion of cash and cash equivalents, the Corporation had a total of $4.0 billion of short-term capital resources as at April 30, 2004.

The Corporation considers that its current credit facilities, as well as expected capital resources, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends and meeting other expected financial commitments. As at April 30, 2004, the Corporation was in compliance with its bank covenants.

Bombardier

Total availability under Bombardier's lines of credit increased by $61 million during the quarter ended April 30, 2004, and cash and cash equivalents increased by $489 million, for an increase in short-term capital resources of $550 million. This increase mainly results from the issuance of $750 million of notes and from a reduction in the amount of letters of credit drawn under Bombardier credit facilities. This increase was partially offset by free cash flows of $214 million used during the three-month period ended April 30, 2004, and the impact of the weakening of the Canadian dollar and the euro compared to the U.S. dollar.

BC

Total availability under BC's lines of credit decreased by $165 million during the quarter ended April 30, 2004, and cash and cash equivalents increased by $22 million, for a net decrease in short-term capital resources of $143 million. This net reduction mainly results from an increase in the commercial aircraft interim financing portfolio, which was partially offset by cash flows from operating activities generated during the three-month period ended April 30, 2004, and the proceeds from the continued reduction in the wind-down portfolios.

CREDIT EVENTS

Certain of the Corporation's financial commitments include provisions that could become effective in the event of a rating downgrade of the Corporation.

A rating downgrade below investment grade could result in the reimbursement of customer advances amounting to $128 million in the aerospace segment. In addition, the Corporation may be required to repurchase at fair value of $21 million as at April 30, 2004, the call options related to the Putable/Callable notes due in 2013, should the call holder elect early termination. The Putable/Callable notes amounting to $300 million would become repayable at the next coupon reset date (annually on May 31), immediately following such a downgrade. Furthermore, BC has entered into an interest-rate swap agreement whereby the counterparty has an optional early termination right in the event of a rating downgrade below investment grade of the Corporation either by Moody's Investor Services Inc. or Standard & Poor's. The estimated settlement value as at April 30, 2004 is not significant.

A rating downgrade by Dominion Bond Rating Services Ltd. could result in the wind-down of $200 million Cdn ($146 million) of a BC securitization conduit ($80 million Cdn ($58 million) outstanding as at April 30, 2004). Also, a rating downgrade below investment grade by either Moody's Investor Services Inc. or Standard & Poor's could result in the wind-down of $125 million of a Bombardier securitization conduit ($43 million outstanding as at April 30, 2004).

Fitch Ratings reaffirmed the Corporation's credit rating on April 15, 2004.

ACCOUNTING AND REPORTING DEVELOPMENTS

In the first quarter of the current fiscal year, the Corporation prospectively adopted the new accounting rules of the Emerging Issues Committee (EIC), relating to "Revenue Arrangements with Multiple Deliverables" (EIC-142). In addition, on December 17, 2003, the Corporation prospectively adopted EIC-143 "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts."

As a result of these changes, Bombardier Aerospace has modified its revenue recognition policy for sales of fractional shares of business aircraft under the North American Bombardier Flexjet fractional ownership program. Bombardier Aerospace now records revenue from the sale of fractional shares over the period the related services are rendered to the customer, rather than at the time of transfer of title to the customer.

In addition, in the transportation segment, revenues from product maintenance arrangements entered into on or after December 17, 2003, and other long-term service arrangements entered into after January 31, 2004, are now recognized over the arrangement period based on service performance.

In the aerospace segment, the adoption of these rules resulted in a reduction of manufacturing revenues of approximately $40 million and had no material impact on EBT and earnings per share for the three-month period ended April 30, 2004. These rules had no material impact on the interim financial position and results of operations of the transportation segment.

FORWARD-LOOKING STATEMENTS
This report includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's annual report for the year ended January 31, 2004 under the heading Risks and uncertainties in the Management's Discussion and Analysis section.

May 26, 2004

* Trademark(s) of Bombardier Inc. or its subsidiaries.
** AVE is a trademark of RENFE.

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: (514) 861-9481; Fax: (514) 861-2420; Web site: www.bombardier.com

Un exemplaire en français sera expédié sur demande adressée auprès du Service des affaires publiques ou consultez le site internet au www.bombardier.com sous Relations avec les investisseurs.

BOMBARDIER INC.

Consolidated Balance Sheets

(Unaudited)

(millions of U.S. dollars)

	Notes	Bombardier Inc. consolidated April 30, 2004	Bombardier Inc. consolidated January 31, 2004	Bombardier April 30, 2004	Bombardier January 31, 2004	BC April 30, 2004	BC January 31, 2004
Assets							
Cash and cash equivalents		$ **1,732**	$ 1,221	$ **1,699**	$ 1,210	$ **33**	$ 11
Receivables		**1,670**	1,838	**1,562**	1,694	**108**	144
Finance receivables	4	**3,413**	3,127	-	-	**3,413**	3,127
Assets under operating leases	5	**504**	558	**120**	86	**384**	472
Inventories	6	**4,123**	4,340	**4,123**	4,340	-	-
Property, plant and equipment		**3,438**	3,524	**3,352**	3,434	**86**	90
Goodwill		**2,244**	2,290	**2,244**	2,290	-	-
Deferred income taxes		**552**	527	**374**	343	**178**	184
Investment in BC/advances and subordinated loans to Bombardier		-	-	**862**	861	**599**	585
Accrued benefit assets		**426**	375	**426**	375	-	-
Other assets		**1,344**	1,477	**686**	752	**658**	725
		$ **19,446**	$ 19,277	$ **15,448**	$ 15,385	$ **5,459**	$ 5,338
Liabilities							
Short-term borrowings	7	$ **394**	$ 232	$ **-**	$ -	$ **394**	$ 232
Advances from BC		-	-	**149**	135	-	-
Accounts payable and accrued liabilities		**6,723**	6,785	**6,458**	6,535	**265**	250
Advances and progress billings in excess of related costs	6	**2,448**	2,686	**2,448**	2,686	-	-
Deferred income taxes		**93**	104	**92**	100	**1**	4
Long-term debt	8	**6,772**	6,088	**2,835**	2,097	**3,937**	3,991
Accrued benefit liabilities		**819**	932	**819**	932	-	-
Subordinated loans from BC		-	-	**450**	450	-	-
		17,249	16,827	**13,251**	12,935	**4,597**	4,477
Shareholders' equity (Investment in BC)							
Preferred shares							
Issued and outstanding:							
Series 2: 2,597,907		**51**	51	**51**	51	-	-
Series 3: 9,402,093		**148**	148	**148**	148	-	-
Series 4: 9,400,000		**148**	148	**148**	148	-	-
Common shares							
Issued and outstanding:							
Class A: 342,001,660 (342,018,248 as at January 31, 2004)		**31**	31	**31**	31	-	-
Class B: 1,408,217,058 (1,407,566,670 as at January 31, 2004)		**1,410**	1,408	**1,410**	1,408	-	-
Contributed surplus		**6**	4	**6**	4	-	-
Retained earnings		**321**	532	**321**	532	-	-
Deferred translation adjustment		**82**	128	**82**	128	-	-
Investment in BC		-	-	-	-	**862**	861
		2,197	2,450	**2,197**	2,450	**862**	861
		$ **19,446**	$ 19,277	$ **15,448**	$ 15,385	$ **5,459**	$ 5,338
Commitments and contingencies	15						

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the three months ended April 30

(millions of U.S. dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2004**	2003	**2004**	2003	**2004**	2003
Revenues							
Manufacturing		**$ 2,769**	$ 2,690	**$ 2,769**	$ 2,690	**$ -**	$ -
Services		**441**	365	**441**	365	**-**	-
Financing		**84**	89	**-**	-	**108**	146
Other		**234**	188	**234**	188	**-**	-
		3,528	3,332	**3,444**	3,243	**108**	146
Cost of sales		**3,211**	2,783	**3,176**	2,770	**59**	70
Selling, general and administrative		**223**	231	**200**	207	**23**	24
Depreciation and amortization		**145**	162	**129**	126	**16**	36
Research and development		**27**	25	**27**	25	**-**	-
Special items	10	**86**	9	**86**	9	**-**	-
Income from BC		**-**	-	**(6)**	(10)	**-**	-
		3,692	3,210	**3,612**	3,127	**98**	130
		(164)	122	**(168)**	116	**10**	16
Interest expense, net		**45**	38	**45**	38	**-**	-
Income (loss) from continuing operations before income taxes		**(209)**	84	**(213)**	78	**10**	16
Income tax expense (recovery)		**(35)**	29	**(39)**	23	**4**	6
Income (loss) from continuing operations		**(174)**	55	**(174)**	55	**6**	10
Loss from discontinued operations, net of tax	3	**-**	(1)	**-**	(1)	**-**	-
Net income (loss)		**$ (174)**	$ 54	**$ (174)**	$ 54	**$ 6**	$ 10
Earnings (loss) per share:	13						
Basic and diluted							
Income (loss) from continuing operations		**$ (0.10)**	$ 0.03				
Net income (loss)		**$ (0.10)**	$ 0.03				

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Retained Earnings

(Unaudited)

For the three months ended April 30

(millions of U.S. dollars)

		Bombardier Inc. consolidated	
	Note	**2004**	2003
Balance at beginning of period		**$ 532**	$ 778
Net income (loss)		**(174)**	54
Dividends:			
Preferred shares		**(6)**	(5)
Common shares		**(31)**	(27)
Share issue costs, net of tax	9	**-**	(23)
Balance at end of period		**$ 321**	$ 777

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended April 30

(millions of U.S. dollars)

	Notes	Bombardier Inc. consolidated 2004	Bombardier Inc. consolidated 2003	Bombardier 2004	Bombardier 2003	BC 2004	BC 2003
Operating activities							
Income (loss) from continuing operations		$ (174)	$ 55	$ (174)	$ 55	$ 6	$ 10
Non-cash items:							
Depreciation and amortization		145	162	129	126	16	36
Income from BC		-	-	(6)	(10)	-	-
Provision for credit losses	4	11	19	-	-	11	19
Deferred income taxes		(46)	20	(48)	16	2	4
Gain on disposals of property, plant and equipment		-	(7)	-	(7)	-	-
Stock-based compensation expense		2	-	2	-	-	-
Special items	10	86	9	86	9	-	-
Net changes in non-cash balances related to operations	11	(74)	(1,386)	(143)	(1,325)	69	(61)
Cash flows from operating activities		(50)	(1,128)	(154)	(1,136)	104	8
Investing activities							
Additions to property, plant and equipment		(64)	(124)	(63)	(123)	(1)	(1)
Disposals of property, plant and equipment		3	94	3	79	-	15
Net variation in finance receivables		(314)	738	-	-	(314)	738
Additions to assets under operating leases - BC		(13)	(21)	-	-	(13)	(21)
Disposals of assets under operating leases - BC		85	71	-	-	85	71
Investment in BC / advances and subordinated loans to Bombardier		-	-	18	(142)	(18)	142
Other		8	(134)	(7)	(11)	15	(123)
Cash flows from investing activities		(295)	624	(49)	(197)	(246)	821
Financing activities							
Net variation in short-term borrowings		165	93	-	421	165	(328)
Proceeds from issuance of long-term debt	8	759	-	759	-	-	-
Repayments of long-term debt	8	(13)	(189)	(13)	(8)	-	(181)
Issuance of shares, net of related costs	9	2	807	2	807	-	-
Dividends paid		(6)	(5)	(6)	(5)	-	-
Cash flows from financing activities		907	706	742	1,215	165	(509)
Effect of exchange rate changes on cash and cash equivalents		(51)	111	(50)	40	(1)	71
Cash flows from continuing operations		511	313	489	(78)	22	391
Cash flows from discontinued operations	3	-	(109)	-	(109)	-	-
Net increase (decrease) in cash and cash equivalents		511	204	489	(187)	22	391
Cash and cash equivalents at beginning of period		1,221	682	1,210	485	11	197
Cash and cash equivalents at end of period[(1)]		$ 1,732	$ 886	$ 1,699	$ 298	$ 33	$ 588
[(1)] Includes the following:							
Cash and cash equivalents related to:							
Continuing operations		$ 1,732	$ 869	$ 1,699	$ 281	$ 33	$ 588
Discontinued operations		-	17	-	17	-	-
		$ 1,732	$ 886	$ 1,699	$ 298	$ 33	$ 588

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
For the quarter ended April 30, 2004
(Tabular figures in millions of U.S. dollars, unless otherwise indicated)

INTERIM CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

Bombardier Inc. (the "Corporation") is incorporated under the laws of Canada. A diversified manufacturing and services company, Bombardier Inc. is a manufacturer of transportation equipment, including business and regional aircraft and rail transportation equipment. It also provides financial services and asset management in business areas aligned with its core expertise.

Effective the first quarter of fiscal year 2005, the Corporation changed its reporting currency to the U.S. dollar. Comparative financial information previously expressed in Canadian dollars is now presented in U.S. dollars for all periods shown, using the exchange rate applicable at each balance sheet date for assets and liabilities, and the average exchange rate of the corresponding periods for the consolidated statements of income and consolidated statements of cash flows items. Equity transactions have been translated at historical rates for the last five years with opening equity on February 1, 1999 translated at the exchange rate on that date. The net adjustment arising from the effect of the translation has been included in the deferred translation adjustment account in shareholders' equity.

Effective February 1, 2004, the Corporation changed its functional currencies from the Canadian dollar and the sterling pound to the U.S. dollar for the Canadian and U.K. operations in the aerospace segment, and from the Canadian dollar and the Mexican peso to the U.S. dollar for the Canadian and Mexican operations in the transportation segment. The European operations of the transportation segment continue to use mainly western European currencies as their functional currencies. No gains or losses resulted from the change of functional currencies. This change was made as a result of the increasing proportion of the Corporation's revenues, costs, intercompany arrangements, capital expenditures and long-term debt denominated in U.S. dollars.

Bombardier Inc. and its subsidiaries carry out their operations in three distinct segments, each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital (BC), in the interim consolidated financial statements.

The following describes the columns shown in these interim consolidated financial statements.

Bombardier Inc. consolidated
This column represents all of the activities of the Corporation on a consolidated basis, after the elimination of balances and transactions between Bombardier and BC.

Bombardier
This column represents the activities of the Corporation's two manufacturing segments (aerospace and transportation). Transactions and balances between these segments have been eliminated, whereas transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC. Bombardier's former recreational products segment, which was sold on December 18, 2003, is presented as discontinued operations.

BC
This column represents the financial services and real estate activities of the Corporation. Transactions and balances within BC have been eliminated, whereas transactions and balances between BC and Bombardier have not been eliminated.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned. They also include the Corporation's proportionate share of the accounts of its joint ventures. Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations. To the extent that significant transactions or events occur during the one-month lag period, they are accounted for within the Corporation's interim consolidated financial statements.

The interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements, except for the adoption of the accounting recommendations and rules described in note 2. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2004.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. Historically, Bombardier Aerospace has had higher aircraft deliveries during the fourth quarter compared to the first three quarters of its fiscal year, generating higher revenues in this quarter. In addition, the Corporation generally invests in non-cash balances related to operations during the first three quarters of a fiscal year, mainly in the aerospace segment. This investment in non-cash balances related to operations is typically reduced in the fourth quarter.

2. CHANGES IN ACCOUNTING POLICIES

On December 17, 2003, the Corporation prospectively adopted the new accounting rules of the Emerging Issues Committee (EIC) relating to "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts" (EIC-143). These new accounting rules apply to extended warranty and product maintenance contracts that are separately priced, as well as those not separately priced but which are accounted for as separate units of accounting in accordance with "Revenue Arrangements with Multiple Deliverables" (EIC-142). These new rules apply to contracts entered into on or after December 17, 2003. The adoption of the new rules had no material impact on the interim consolidated financial statements.

On December 17, 2003, the EIC also issued EIC-142, "Revenue Arrangements with Multiple Deliverables." EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which multiple revenue-generating activities will be performed. The Corporation prospectively adopted these new rules effective February 1, 2004. As a result, revenues from the sale of fractional shares are now recorded over the period the related services are rendered to the customer, rather than at the time of transfer of title to the customer. The adoption of these rules in the aerospace segment resulted in a reduction of manufacturing revenues of approximately $40 million and had no material impact on net income and earnings per share for the three-month period ended April 30, 2004. These rules had no material impact on the interim financial position and results of operations of the transportation segment.

In December 2001, the Accounting Standards Board issued Accounting Guideline (AcG-13) "Hedging Relationships," as amended. In June 2002, EIC-128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments," was also issued. AcG-13 establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. EIC-128 establishes that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized on the balance sheet and measured at fair value, with changes in fair value recognized in income of the period. The Corporation adopted both AcG-13 and EIC-128 effective February 1, 2004. The adoption of the new recommendations had no material impact on the interim consolidated financial statements.

3. DISCONTINUED OPERATIONS

On December 18, 2003, the Corporation sold its recreational products segment. The results of operations and cash flows of the recreational products segment for the quarter ended April 30, 2003 have been segregated in the accompanying interim consolidated financial statements and reported as discontinued operations.

The results of discontinued operations for the three-month period ended April 30, 2003 were as follows:

Revenues	$	342
Cost of sales and operating expenses[1]		329
Depreciation and amortization		8
Interest expense, net		6
		343
Loss before income taxes	$	(1)
Income taxes		-
Loss from discontinued operations	$	(1)
Basic and diluted loss per share	$	-

[1] Comprised of selling, general and administrative and research and development expenses.

The cash flows from discontinued operations for the three-month period ended April 30, 2003 were as follows:

Operating activities	$	(100)
Investing activities		(5)
Financing activities		-
Effect of exchange rate changes on cash and cash equivalents		(4)
Cash flows from discontinued operations	$	(109)

4. FINANCE RECEIVABLES

BC's finance receivables were as follows:

		April 30, 2004		January 31, 2004
Continued portfolios				
Inventory finance[1]	$	1,926	$	1,865
Receivable financing[2]		32		63
		1,958		1,928
Commercial aircraft				
Interim financing		837		516
Long-term leasing		71		75
		908		591
		2,866		2,519
Allowance for credit losses		(26)		(29)
Total continued portfolios		2,840		2,490
Wind-down portfolios				
Manufactured housing[3]		220		234
Business aircraft		191		200
Consumer finance		131		147
Industrial equipment		23		32
Other		36		52
		601		665
Allowance for credit losses		(28)		(28)
Total wind-down portfolios		573		637
	$	3,413	$	3,127

[1] Includes $1,352 million securitized to third parties as at April 30, 2004 ($1,193 million as at January 31, 2004).
[2] Represents financing provided to the Corporation's former recreational products segment.
[3] In addition, manufactured housing portfolios in public securitization vehicles amounting to $1,125 million as at April 30, 2004 ($1,175 million as at January 31, 2004) were serviced by BC.

Allowance for credit losses

Changes in the allowance for credit losses for the three-month periods ended April 30 were as follows:

		2004		2003
Balance at beginning of period	$	57	$	99
Provision for credit losses		11		19
Amounts charged off – net of recoveries		(14)		(25)
Effect of foreign currency exchange rate changes		-		1
Balance at end of period	$	54	$	94

Impaired finance receivables amounted to $4 million and $65 million as at April 30, 2004 for the continued and wind-down portfolios respectively ($6 million and $70 million respectively, as at January 31, 2004). Repossessed assets amounted to $27 million as at April 30, 2004 ($37 million as at January 31, 2004).

5. ASSETS UNDER OPERATING LEASES

Assets under operating leases were as follows:

	April 30, 2004		January 31, 2004	
	Cost	**Net book value**	Cost	Net book value
Bombardier				
Pre-owned aircraft	**$ 126**	**$ 120**	$ 90	$ 86
BC				
Continued portfolios				
Commercial aircraft	**304**	**198**	320	207
Wind-down portfolios				
Business aircraft	**150**	**100**	255	174
Railcar leasing	**52**	**37**	53	39
Industrial equipment	**51**	**32**	52	35
Other	**32**	**17**	32	17
	285	**186**	392	265
Total BC	**589**	**384**	712	472
	$ 715	**$ 504**	$ 802	$ 558

6. INVENTORIES

Bombardier's inventories were as follows:

	April 30, 2004	January 31, 2004
Raw materials	**$ 117**	$ 80
Aerospace programs	**1,631**	1,621
Long-term contracts	**1,469**	1,838
Finished products	**906**	801
	$ 4,123	$ 4,340

Costs incurred and recorded margins related to long-term contracts, and costs incurred related to ongoing aerospace programs amounted to $4,115 million and $2,245 million respectively, as at April 30, 2004 ($4,154 million and $2,203 million respectively, as at January 31, 2004). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $4,562 million and $1,146 million respectively, as at April 30, 2004 ($4,400 million and $1,184 million respectively, as at January 31, 2004), $1,916 million and $532 million of which, respectively, represent a liability disclosed as advances and progress billings in excess of related costs as at April 30, 2004 ($2,084 million and $602 million respectively, as at January 31, 2004).

As at April 30, 2004, finished products included five new aircraft not associated with a firm order, amounting to $59 million and 25 pre-owned aircraft amounting to $146 million (four new aircraft amounting to $53 million and 23 pre-owned aircraft amounting to $161 million as at January 31, 2004).

7. SHORT-TERM BORROWINGS

Short-term borrowings were as follows:

		April 30, 2004		January 31, 2004
Bombardier	$	-	$	-
BC		394		232
	$	394	$	232

Under banking syndicate agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios on a quarterly basis, a condition which was met as at April 30, 2004 and January 31, 2004.

Bombardier

											April 30, 2004
Credit facilities		**Amounts committed**		**Amounts drawn**		**Letters of credit drawn**		**Amounts available**	**Period-end rate**	**Average rate**	**Maturity (fiscal year)**
European	$	4,444	$	-	$	3,026	$	1,418	-	-	2005-2008
North American		1,262		-		1,032		230	-	-	2005-2006
	$	5,706	$	-	$	4,058	$	1,648			

											January 31, 2004
Credit facilities		Amounts committed		Amounts drawn		Letters of credit drawn		Amounts available	Year-end rate	Average rate for the year	Maturity (fiscal year)
European	$	4,621	$	-	$	3,380	$	1,241	-	2.5%	2005-2008
North American		1,304		-		958		346	-	3.9%	2005-2006
	$	5,925	$	-	$	4,338	$	1,587			

Remaining bilateral facilities assumed under the Adtranz acquisition amounted to $238 million as at April 30, 2004 ($286 million as at January 31, 2004).

In addition to the letters of credit drawn shown in the above tables, Bombardier had $245 million of letters of credit drawn as at April 30, 2004 ($306 million as at January 31, 2004).

BC

									April 30, 2004
Credit facilities		**Amounts committed**		**Amounts drawn**[(1)]		**Amounts available**	**Period-end rate**	**Average rate**[(2)]	**Maturity (fiscal year)**
Revolving lines	$	600	$	-	$	600	-	1.9%	2006
Securitized floorplan		394		394		-	1.9%	2.1%	2005
	$	994	$	394	$	600			

(1) The foreign currency component of the amounts drawn was $129 million Cdn.
(2) The average rate is for the three-month period ended April 30, 2004.

									January 31, 2004
Credit facilities		Amounts committed		Amounts drawn[(1)]		Amounts available	Year-end rate	Average rate for the year	Maturity (fiscal year)
Revolving lines	$	600	$	-	$	600	-	1.8%	2006
Securitized floorplan		397		232		165	2.0%	2.2%	2005
	$	997	$	232	$	765			

(1) The foreign currency component of the amounts drawn was $129 million Cdn.

8. LONG-TERM DEBT

In April 2004, the Corporation issued $500 million of notes bearing interest at 6.3% due in 2014 and $250 million of notes bearing interest at 7.45% due in 2034.

In April 2003, BC repaid debentures at maturity amounting to $250 million Cdn ($166 million).

9. SHARE CAPITAL

In April 2003, the Corporation issued 370 million Class B Shares (Subordinate Voting) at a price of $3.25 Cdn per share. The net proceeds from this issue amounted to $1,170 million Cdn ($807 million), net of issue costs of $33 million Cdn ($23 million).

10. SPECIAL ITEMS

On March 16, 2004, the Board of Directors of the Corporation approved a proposed restructuring initiative to reduce the cost structure of the transportation segment. This proposed restructuring initiative was launched as a result of significant plant manufacturing overcapacity. The charge of $86 million recorded in the three-month period ended April 30, 2004 relates mainly to severance and other involuntary termination costs, as well as site closure costs in connection with the proposed closing of seven production sites in five European countries. Additional charges of approximately $148 million related to this proposed restructuring initiative are expected to be recorded as special items over the next two fiscal years.

During the three-month period ended April 30, 2003, the Corporation recorded special items in the aerospace segment of $9 million, related to severance and other involuntary termination costs.

The following table summarizes provisions for severance and other involuntary termination costs and other costs for the three-month period ended April 30, 2004:

	Severance and other involuntary termination costs	Other	Total
Balance as at January 31, 2004	$ 179	$ 37	$ 216
Current expense	53	33	86
Changes in estimates	-	-	-
Cash paid	(20)	(1)	(21)
Effect of foreign currency exchange rate changes	(5)	(2)	(7)
Balance as at April 30, 2004	**$ 207**	**$ 67**	**$ 274**

11. NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

Net changes in non-cash balances related to operations were as follows:

	Three months ended April 30,			
		2004		2003
Bombardier				
Receivables	$	**97**	$	(195)
Assets under operating leases		**(34)**		-
Inventories		**227**		(436)
Accounts payable and accrued liabilities		**(107)**		(403)
Advances and progress billings in excess of related costs		**(192)**		(295)
Accrued benefit liability, net		**(139)**		4
Other		**5**		-
		(143)		(1,325)
BC				
Receivables		**36**		(17)
Accounts payable and accrued liabilities		**18**		(109)
Other		**15**		65
		69		(61)
	$	**(74)**	$	(1,386)

12. SHARE-BASED PLANS

Stock-based compensation expense

During the fourth quarter of the year ended January 31, 2004, the Corporation began expensing, with retroactive effect to February 1, 2003, employee stock-based compensation using the fair value based method for all awards granted or modified after February 1, 2003 in accordance with the new accounting recommendations for stock-based compensation and other stock-based payments. An amount of $2 million was recorded as an expense during the three-month period ended April 30, 2004.

Stock options granted to purchase Class B Shares (Subordinate Voting) and the related weighted average grant date fair value were as follows:

	Three months ended April 30,			
		2004		2003
Number of stock options granted		**382,520**		-
Weighted average grant date fair value	$	**2.08**[(1)]	$	-

(1) $2.76 Cdn

There were 42,833,081 and 44,073,986 stock options issued and outstanding as at April 30, 2004 and as at January 31, 2004 respectively.

The fair value of each stock option granted was determined using an option pricing model and the following weighted average assumptions:

	Three months ended April 30,	
	2004	2003
Risk-free interest rate	**3.42%**	-
Expected life	**5 years**	-
Expected volatility in the market price of the shares	**47.80%**	-
Expected dividend yield	**1.20%**	-

Pro forma disclosure of fair value of stock options
Prior to February 1, 2003, the Corporation accounted for options granted under its share option plans as capital transactions. If the stock options granted in fiscal year 2003 had been accounted for based on the fair value method, net loss for the three-month period ended April 30, 2004 would have increased by $1 million and basic and diluted loss per share would have remained as reported. For the three-month period ended April 30, 2003, net income would have decreased by $1 million and basic and diluted income per share would have remained as reported. The pro forma figures do not give effect to stock options granted prior to February 1, 2002.

13. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share were as follows. The number of shares and stock options in the table are expressed in thousands.

	Three months ended April 30,	
	2004	2003
Income (loss) from continuing operations	**$ (174)**	$ 55
Preferred share dividends, net of tax	**(6)**	(5)
Income (loss) from continuing operations available to common shareholders	**(180)**	50
Loss from discontinued operations, net of tax	**-**	(1)
Net income (loss) available to common shareholders	**$ (180)**	$ 49
Weighted average number of common shares outstanding	**1,749,783**	1,435,957
Net effect of stock options	**4,377**	806
Weighted average diluted number of common shares outstanding	**1,754,160**	1,436,763
Basic and diluted earnings (loss) per share:		
From continuing operations	**$ (0.10)**	$ 0.03
From discontinued operations	**-**	-
	$ (0.10)	$ 0.03

For the three-month periods ended April 30, 2004 and 2003, a total of 33,615,895 stock options and 37,885,520 stock options respectively, were excluded from the calculation of diluted earnings per share, since the average market value of the underlying shares was less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinated Voting) for the respective periods. For the three months ended April 30, 2004, the effect of stock options potentially exercisable on loss per common share from continuing operations was anti-dilutive; therefore, basic and diluted loss per share from continuing operations are the same.

14. EMPLOYEE FUTURE BENEFITS

The components of the benefit cost were as follows:

	Three months ended April 30, 2004		Three months ended April 30, 2003	
	Pension benefits	**Other benefits**	Pension benefits[1]	Other benefits[1]
Current service cost	**$ 39**	**$ 3**	$ 38	$ 3
Interest cost	**68**	**4**	58	4
Expected return on plan assets	**(57)**	**-**	(49)	-
Amortization of past service costs	**1**	**-**	2	-
Amortization of actuarial loss	**18**	**2**	8	-
Curtailment gain	**-**	**-**	-	(1)
Special termination benefits	**-**	**-**	2	-
	$ 69	**$ 9**	$ 59	$ 6

[1] For the three months ended April 30, 2003, benefit cost recognized includes $4 million relating to the Corporation's former recreational products segment. This amount is included in loss from discontinued operations in the interim consolidated statements of income.

15. COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these interim consolidated financial statements, the Corporation is subject to other off-balance sheet risks. The table below presents the maximum potential exposure for each major group of exposure as at April 30, 2004 and January 31, 2004. The maximum potential exposure does not reflect payments expected to be made by the Corporation.

	April 30, 2004		January 31, 2004	
	Maximum potential exposure	**Provision and liabilities**	Maximum potential exposure	Provision and liabilities
Aircraft sales				
Credit (a)	**$ 1,016**		$ 1,085	
Residual value (a)	**2,529**		2,403	
Mutually exclusive exposure[1]	**(847)**		(866)	
Total credit and residual value exposure	**2,698**	**$ 837**	2,622	$ 825
Trade-in options (b)	**1,910**	**37**	1,983	45
Put options (c)	**573**	**16**	585	23
Other[2]				
Credit (e)	**45**	**-**	45	-
Residual value (e)	**118**	**-**	118	-
Repurchase obligations (f)	**180**	**-**	185	-
Performance guarantees (g)	**$ 1,554**	**$ -**	$ 1,889	$ -

[1] Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the exposure under these guarantees must not be added together to calculate the combined maximum exposure for the Corporation.
[2] In addition, the Corporation has also provided other guarantees (see section h).

The Corporation's maximum exposure in connection with credit and residual value guarantees related to the sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other collateral available to mitigate the Corporation's exposure under these guarantees. The provisions for anticipated losses have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third-party evaluations, and the anticipated proceeds from other collateral covering such exposures. The anticipated proceeds from the collaterals are expected to cover the Corporation's total credit and residual value exposure, after taking into account the provisions and liabilities.

a) Credit and residual value

Bombardier provides credit guarantees in the form of guarantees of lease payments, as well as services related to the remarketing of aircraft. These guarantees are mainly issued for the benefit of providers of financing to customers, maturing in different periods up to 2024. Substantially all financial support involving potential credit risk lies with commercial airline customers. The credit risk relating to three commercial airline customers accounted for 50% of the total maximum credit risk as at April 30, 2004.

In addition, Bombardier provides guarantees of the residual value of aircraft at the expiry date of certain financing and lease agreements. The following table summarizes the outstanding residual value guarantees as at April 30, 2004 and the period in which they can be exercised:

Less than 1 year	$	13
1 – 5 years		120
6 – 10 years		524
11 – 15 years		699
Thereafter		1,173
	$	2,529

b) Trade-in options

In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their aircraft at a predetermined amount and during a predetermined period, conditional upon the purchase of a new aircraft. As at April 30, 2004, the Corporation's commitment to purchase pre-owned aircraft was as follows:

Less than 1 year	$	1,241
1 – 3 years		219
4 – 5 years		279
Thereafter		171
	$	1,910

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to income. Fair value is determined using both internal and external aircraft valuations, including information from the sale of similar aircraft in the secondary market. As at April 30, 2004, the Corporation recorded $27 million ($24 million as at January 31, 2004) of provisions relating to anticipated losses on trade-in options, based on the likelihood that these options will be exercised. In addition, the Corporation recorded a provision of $10 million as at April 30, 2004 ($21 million as at January 31, 2004) related to trade-in commitments in connection with firm orders for new aircraft.

c) Fractional ownership put options

Under the North American Bombardier* Flexjet* fractional ownership program, customers purchase fractional shares of a Bombardier business aircraft. The Corporation provides customers with an option to sell back their portion of the aircraft at estimated fair value if the option is exercised within a period of five years from the date of purchase. As at April 30, 2004, the Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $509 million ($504 million as at January 31, 2004).

In addition, certain customers can trade in their fractional shares of aircraft at predetermined amounts for fractional shares of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for fractional shares of a larger model, was $64 million as at April 30, 2004 ($81 million as at January 31, 2004). The Corporation recorded a $16-million provision as at April 30, 2004 ($23 million as at January 31, 2004) for anticipated losses based on the likelihood that these options will be exercised.

d) Financing commitments

The Corporation has committed to providing financing in relation to orders on hand which, net of third-party financing already arranged, amounted to $3.9 billion as at April 30, 2004 ($3.5 billion as at January 31, 2004). These commitments are provided under certain terms and conditions, and are related to aircraft on firm order, scheduled for delivery through fiscal year 2010. These commitments have scheduled expiration dates.

e) Credit and residual value

In connection with the sale of certain rail transportation equipment, Bombardier has provided a credit guarantee of lease payment. This guarantee matures in 2020 and relates to a single customer. In addition, at the expiry date of certain financing and other agreements, the Corporation provides residual value guarantees, mostly in the transportation segment, mainly exercisable in 2014.

f) Repurchase obligations

The Corporation has provided certain financing providers and customers, mainly in the transportation segment, the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. Of the total amount, $165 million as at April 30, 2004 ($169 million as at January 31, 2004) relates to two agreements whereby the Corporation may be required, beginning in 2008, upon customer default on payments to the financing providers, to repurchase the equipment. In addition, on three separate dates, beginning in 2008, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer, which, together with accumulated interest, is expected to entirely cover the Corporation's exposure.

g) Performance guarantees

In certain projects carried out through consortia or other partnership vehicles in the transportation segment, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations, or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partner. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the customer.

The Corporation's maximum exposure to projects for which the exposure of the Corporation is capped amounted to approximately $823 million as at April 30, 2004 ($1,135 million as at January 31, 2004). For projects in which the exposure of the Corporation is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's exposure would amount to approximately $731 million as at April 30, 2004 ($754 million as at January 31, 2004). Such joint and several obligations and guarantees have been rarely called upon in the past and no significant liability has been recognized in the interim consolidated financial statements in connection with these obligations and guarantees.

h) Other

In the normal course of business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's maximum liability under these indemnities.

Sale and leaseback
BC and Bombardier concluded third-party sale and leaseback transactions mostly relating to freight cars, which, in most instances were simultaneously leased to operators. The total residual value guarantees related to these transactions amounted to $24 million as at April 30, 2004 ($24 million as at January 31, 2004).

Operating leases
The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related residual value guarantees totalled $75 million as at April 30, 2004 ($79 million as at January 31, 2004).

Litigations
The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

16. SEGMENT DISCLOSURE

The Corporation operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

Bombardier Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the Bombardier Flexjet fractional ownership program, technical services, aircraft maintenance and pilot training.

Bombardier Transportation, the global leader in the rail equipment manufacturing and servicing industry, offers a full range of passenger railcars, as well as complete rail transportation systems. It also manufactures locomotives, freight cars, airport people movers, propulsion and controls and provides rail control solutions. Bombardier Transportation is also a provider of maintenance services.

BC offers secured inventory financing and interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the fiscal year ended January 31, 2004, except for the changes in accounting recommendations and rules described in note 2. Management evaluates the performance of each segment based on income or loss before income taxes. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Net corporate interest costs are allocated to the manufacturing segments based on each segment's net assets, and are computed as follows: one half of the Canadian prime rate is charged on gross utilized assets reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs is allocated to each manufacturing segment based on its net assets. The Corporation does not allocate corporate interest charges to the BC segment. Net assets exclude cash and cash equivalents, investment in BC and advances and subordinated loans to Bombardier and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liabilities. Most corporate office charges are allocated based on each segment's revenues.

The table containing the detailed segmented data is shown hereafter.

* Trademark(s) of Bombardier Inc. or its subsidiaries.

SEGMENT DISCLOSURE
(Unaudited)
For the three months ended April 30
(millions of U.S. dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		BC	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
External revenues	**$ 3,528**	$ 3,332	**$ 1,759**	$ 1,608	**$ 1,685**	$ 1,635	**$ 84**	$ 89
Intersegment revenues	**-**	-	**-**	-	**4**	4	**24**	57
Segmented revenues	**3,528**	3,332	**1,759**	1,608	**1,689**	1,639	**108**	146
Cost of sales	**3,211**	2,783	**1,543**	1,393	**1,637**	1,381	**59**	70
Selling, general and administrative	**223**	231	**84**	86	**116**	121	**23**	24
Depreciation and amortization	**145**	162	**95**	69	**34**	57	**16**	36
Research and development	**27**	25	**10**	8	**17**	17	**-**	-
Special items	**86**	9	**-**	9	**86**	-	**-**	-
	3,692	3,210	**1,732**	1,565	**1,890**	1,576	**98**	130
	(164)	122	**27**	43	**(201)**	63	**10**	16
Interest expense (income), net	**45**	38	**50**	49	**(5)**	(11)	**-**	-
Income (loss) from continuing operations before income taxes	**$ (209)**	$ 84	**$ (23)**	$ (6)	**$ (196)**	$ 74	**$ 10**	$ 16
Additions to property, plant and equipment and intangible assets	**$ 64**	$ 124	**$ 49**	$ 58	**$ 14**	$ 65	**$ 1**	$ 1

As at	**April 30, 2004**	January 31, 2004	**April 30, 2004**	January 31, 2004	**April 30, 2004**	January 31, 2004	**April 30, 2004**	January 31, 2004
Net segmented assets	**$ 3,661**	$ 3,679	**$ 2,370**	$ 2,354	**$ 429**	$ 464	**$ 862**	$ 861
Accounts payable and accrued liabilities	**6,458**	6,535						
Income taxes payable	**(11)**	-						
Advances and progress billings in excess of related costs	**2,448**	2,686						
Accrued benefit liabilities	**819**	932						
Deferred income tax asset	**374**	343						
Cash and cash equivalents	**1,699**	1,210						
Total assets – Bombardier	**15,448**	15,385						
Investment in BC	**(862)**	(861)						
Advances and subordinated loans from BC	**(599)**	(585)						
Total assets – BC	**5,459**	5,338						
Total assets – Bombardier Inc. consolidated	**$ 19,446**	$ 19,277						